Buenos Aires, September 30th, 2021

Bolsas y Mercados Argentinos S.A.

Comisión Nacional de Valores

Ref.: Relevant Event. Appointment of directors.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos S.A. and the National Securities Commission (‘Comisión Nacional de Valores’) in my capacity as Head of Market Relations of Pampa Energía SA (‘Pampa’ or the ‘Company’) to inform that, on the date hereof, the Company’s Shareholders Meetings appointed: (i) Messrs. Maximiliano Sebastián Ramírez, in replacement of Mr. Haroldo Montagú, and María Agustina Montes, in replacement of Mrs. Victoria Hitce, as Alternate Directors to complete Mr. Montagú and Mrs. Hitce terms; and (ii) Mr. Germán Wetzler Malbrán as Alternate Member to fill the vacancy in the Supervisory Committee.

Sincerely,

María Agustina Montes

Head of Market Relations